This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

December 19, 2003

3.

Press Release

The press release was issued on December 19, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU-TSX) (the "Company") announces the completion of the private placement as announced on December 8, 2003 with Salman Partners Inc., Dundee Securities Corporation and Haywood Securities Inc., and including BMO Nesbitt Burns Inc, Canaccord Capital Corporation and Westwind Partners Inc. The underwriters exercised their option such that 10,000,000 units (the "Units") were sold at  a price of $6.80 per Unit for gross proceeds of $68,000,000. Each Unit consists of one common share and one-half of a common share purchase warrant with each full warrant entitling the holder to purchase one common share of the Company  at an exercise price of $10.00 per common share for a period of five years from closing. The common shares and warrants will be subject to a four month hold period that expires on April 20, 2004.

The Company paid the underwriters a commission of 5% of the gross proceeds of the private placement.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on December 19, 2003.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

$68 MILLION PRIVATE PLACEMENT FINANCING COMPLETED

                        December 19, 2003

Nevsun Resources Ltd. (NSU-TSX) (the "Company") announces the completion of the private placement as announced on December 8, 2003 with Salman Partners Inc., Dundee Securities Corporation and Haywood Securities Inc., and including BMO Nesbitt Burns Inc, Canaccord Capital Corporation and Westwind Partners Inc. The underwriters exercised their option such that 10,000,000 units (the "Units") were sold at  a price of $6.80 per Unit for gross proceeds of $68,000,000. Each Unit consists of one common share and one-half of a common share purchase warrant with each full warrant entitling the holder to purchase one common share of the Company  at an exercise price of $10.00 per common share for a period of five years from closing. The common shares and warrants will be subject to a four month hold period that expires on April 20, 2004.

The Company paid the underwriters a commission of 5% of the gross proceeds of the private placement.

The net proceeds from the private placement will be used to advance the development of the Tabakoto and Segala gold projects located in the Republic of Mali, for exploration on the Bisha Property and other properties in the State of Eritrea and for general working capital.

NEVSUN RESOURCES LTD. "Dr. John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com